Date: 2 March 2004
Release Number: 2004-07

Intelsat Reports Year-End 2003 and Fourth Quarter Results

With Net Income of $181.1 Million, 2003 Represents 30th Consecutive Year of Profitability
Managed Services Revenue Grows 329% to $34.6 Million

Hamilton, Bermuda, 2 March 2004 — Intelsat, Ltd., a global satellite communications leader providing services in over 200 countries and territories, today reported results for the three months and twelve months ended December 31, 2003.

Intelsat reported revenue of $952.8 million and net income of $181.1 million for the year ended December 31, 2003. The company also reported EBITDA, as adjusted, or earnings before interest, other income (expense), taxes and depreciation and amortization, of $687.6 million, or 72% of revenue, for the year. Free cash flow from operations for the year was $382.1 million, calculated as net cash provided by operating activities of $604.6 million less payments for satellites and other property, plant and equipment and associated capitalized interest of $222.5 million. A reconciliation of all non-GAAP measures discussed in this news release to the most directly comparable GAAP measures is included in the financial statements attached to this news release.

For the fourth quarter of 2003, Intelsat reported revenue of $232.2 million and net income of $26.1 million. EBITDA, as adjusted, for the three-month period was $158.9 million, or 68% of revenue.

“Intelsat performed in line with guidance for the year, our 30th consecutive year of profitability, and we produced over $382 million in free cash flow from operations. Further, Intelsat executed on its strategic objectives in 2003, of which the most notable example is our agreement to acquire Loral’s North American satellite assets,” said Conny Kullman, Intelsat CEO.

“While we continue to manage our profitable but challenging carrier business, we intend to use Intelsat’s geographic reach, technical leadership and global customer base to pursue market segments that we believe have higher growth potential, including video and government/military customer segments. In addition, we were early to recognize a growing requirement for services that integrate satellite and terrestrial facilities into end-to-end solutions. In 2002, we introduced our GlobalConnex(sm) Solutions and other hybrid connectivity services. Our revenue from these services grew 329% in 2003, further diversifying Intelsat’s revenue mix and expanding our customer base.” Mr. Kullman added, “In an environment of industry consolidation, we believe we are well-positioned to further enhance our service application mix and geographic reach while leveraging the economies of scale enabled by our global network and centralized operations, creating further value for our shareholders.”

Fourth Quarter and 2003 Business Highlights

•	Intelsat continued its tradition of solid financial performance, reporting net income of $181.1 million for 2003. Backlog, representing cash paid or to be paid by customers under contract for future revenue, was approximately $3.6 billion at December 31, 2003, compared to approximately $3.7 billion at September 30, 2003. Free cash flow from operations in 2003 was higher than anticipated at $382.1 million, reflecting, among other things, the deferral of launch and other costs for the Intelsat 10-02 satellite that were expected to be recognized in 2003 but now will be recognized in 2004.

•	Intelsat took key steps in its strategy to further diversify its revenue mix and to increase its revenue from video services. In the fourth quarter, the sale to the company of five North American satellites and related assets was approved by the bankruptcy court overseeing Loral’s Chapter 11 filing. The acquisition, pending satisfaction of certain conditions to closing, will provide Intelsat entry into the North American corporate networking and video distribution market and add six of the nation’s top ten media and entertainment companies to Intelsat’s global customer base.

•	Intelsat’s Media and Entertainment unit was established in early 2003 as part of Intelsat’s strategy to expand its presence in the video market. Intelsat entered into an agreement with Level 3 Communications, Inc. that is expected to expand Intelsat’s video distribution network, and also formed a business alliance with TVNZ Satellite Services Ltd to enhance Intelsat’s presence in the video contribution market segment. Intelsat continued to build new video communities at key orbital locations serving Latin America and Africa, and signed significant new long-term contracts with African broadcasters Communications Trends Network Limited and DAAR Communications Limited for Nigerian domestic and international distribution services. Intelsat was also successful in attracting new sportscasters, with global distribution of National Basketball Association programming in the fourth quarter of 2003 joining Major League Baseball programming on the Intelsat system.

•	Intelsat’s Government Solutions business unit was established in early 2003 as part of the company’s strategy to build upon its industry-leading position in the growing government/military customer segment. The Government Solutions business unit booked strong contract renewals in the second half of 2003, as well as new contract wins with key contractors such as Bechtel and ITT Systems related to conflict and reconstruction efforts in the Middle East.

•	Intelsat sought to address new markets and to introduce new service offerings as part of its strategy to sustain its core voice and data business. Intelsat’s managed services initiatives, comprised of satellite and terrestrial services such as Intelsat’s GlobalConnex(sm) Solutions and satellite-based broadband services, grew to over $34 million in 2003 from approximately $8 million in 2002. The services are provided via the Intelsat global network, consisting of capacity on 25 satellites in orbit, 5 teleport stations and leased fiber capacity. Broadband services grew from Intelsat’s conducting two network trials in late 2002 to the company’s supporting 11 service providers in operation at year-end 2003. Providing further momentum to broadband revenue, Intelsat is providing the broadband service platform for Orbit Data Systems Limited, which is expected to launch commercial service in the Middle East in the next few months.

•	Intelsat continued its operational excellence, including the successful completion of the Intelsat IX series satellite program when Intelsat 907 went into service in March 2003. Further, with nearly 7.6 million hours of activated transponders in service in 2003, Intelsat’s satellite network availability averaged 99.997%.

Financial Results for the Year and Three Months Ended December 31, 2003

•	Revenue of $952.8 million for the full year 2003 decreased $39.2 million, or 4%, from $992.0 million for the full year 2002. For the year ended December 31, 2003, lease service revenue declined 7% to $596.3 million, primarily attributable to a decrease in the volume of capacity sold as a result of service portfolio optimization by a number of customers. Channel and carrier service revenue declined 10% to $302.3 million, primarily attributable to the migration of point-to-point traffic to terrestrial fiber alternatives. Managed services revenue of $34.6 million represented a 329% increase over the same period in 2002.

•	Revenue for the three months ended December 31, 2003 decreased $7.9 million, or 3%, to $232.2 million from $240.1 million for the three months ended December 31, 2002. The decline was primarily attributable to lower renewals, price pressure in the Asian and Latin American markets and a decrease in the volume of capacity sold as a result of service portfolio optimization by a number of customers.

•	Total operating expenses of $668.4 million for the full year 2003 increased $28.7 million as compared to the same period in 2002. Contributing significantly to the increase in operating expenses in 2003 were increases in depreciation and amortization, which were due largely to depreciation recorded on the Intelsat IX series satellites that were not fully in service in 2002. Direct costs of revenue increased to $136.2 million for the full year 2003 from $117.4 million for the same period in 2002, due to increased expenses related to the expansion of Intelsat’s terrestrial infrastructure and the provisioning of its hybrid and managed service offerings. Selling, general and administrative costs also increased by $11.7 million for the year, due primarily to staff additions as Intelsat grew its regional sales and marketing presence and also due to a $4.4 million increase in our provision for uncollectible accounts. Total operating expenses during the three months ended December 31, 2003 of $176.2 million represented a decrease of $22.9 million as compared to the same period in 2002. Operating expenses in the fourth quarter of 2002 included a charge of $34.4 million related to the cancellation of Intelsat’s order for a satellite. Had this charge not occurred, total operating expenses for the three months ended December 31, 2003 would have increased as compared to the same period in 2002, and the increase in total operating expenses for the year ended December 31, 2003 would have been greater as compared to the same period in 2002.

•	Other income for the full year 2003 reflects a $10.7 million increase as compared to the same period in 2002, due principally to an increase of $13.7 million of other income in connection with a reduction in an obligation payable by Intelsat under a share purchase agreement with Teleglobe Inc.

•	Net income for the year ended December 31, 2003 was $181.1 million, a decrease of $93.0 million as compared with $274.1 million in 2002. The decrease in net income during the year was due to reduced revenue and higher operating expenses, as described above. Also contributing to the decline in net income for the year was an increase in net interest expense, which was $97.8 million for the full year 2003 as compared to $55.1 million in 2002. The increase in net interest expense was principally due to a decrease in interest capitalized during the year attributable to lower construction-in-progress balances in 2003 and increased interest expense from the $1.1 billion in senior notes issued in November 2003 in connection with the Loral transaction. Net income for the fourth quarter of 2003 was $26.1 million, compared with $31.5 million for the fourth quarter in the prior year.

•	EBITDA, as adjusted, was $687.6 million, or 72% of revenue, down from $713.6 million, or 72% of revenue, for the same period in 2002. The decrease was primarily due to higher total operating expenses, excluding depreciation and amortization, and lower revenue during the period in 2003 as compared to the same period in 2002. EBITDA, as adjusted, for the fourth quarter of 2003 was $158.9 million, or 68% of revenue, as compared to $136.0 million, or 57% of revenue, for the same period in 2002. Excluding the effect of the charge in the fourth quarter of 2002 relating to the satellite order cancellation described above, EBITDA, as adjusted, for the fourth quarter of 2003 would have decreased as compared to the fourth quarter in the prior year.

Announcement of Change in CFO Position

Intelsat announced that it has named William Atkins to the senior management of the company. Mr. Atkins will assume the role of Executive Vice President and Chief Financial Officer from Joseph Corbett, who will be resigning from this position within the next two months. Mr. Corbett has agreed to remain in the CFO position through the filing of Intelsat’s 2003 annual report with the Securities and Exchange Commission. Following the filing, Mr. Corbett has agreed to remain with Intelsat for an interim period as Senior Adviser to assist in the transition of duties to Mr. Atkins. Conny Kullman said, “We expect that 2004 will include several milestone events for Intelsat. Mr. Atkins, a former investment banker with over 20 years of experience, most recently with Morgan Stanley, will bring valuable skills and financial markets perspective to our executive team. We thank Joe Corbett for playing a key role in the company over the past eight years and wish him every success in the future.”

Conference Call Information

Intelsat management will host a conference call with investors and analysts at 11:00 a.m. ET on March 2, 2004 to discuss the company’s year-end and fourth quarter 2003 financial results. Access to the live conference call will be available via the Internet at Intelsat’s web site: www.intelsat.com. A telephone bridge has also been established to accommodate Intelsat’s global shareholders and the investment community. U.S.-based participants should call (800) 901-5217. Non-U.S. participants should call +1 (617) 786-2964. The conference call participant pass code is 21259267. Participants will have access to a replay of the conference call through March 12, 2004. The replay number for U.S.-based participants is (888) 286-8010 and for non-U.S. participants is +1 (617) 801-6888, pass code 39346285.

About Intelsat

Building on 40 Years of Leadership. As a global communications leader with 40 years of experience, Intelsat helps service providers, broadcasters, corporations and governments deliver information and entertainment anywhere in the world, instantly, securely and reliably. Intelsat’s global reach and expanding solutions portfolio enable customers to enhance their communications networks, venture into new markets and grow their businesses with confidence. For more information, visit www.intelsat.com.

Note: Some of the statements in this news release constitute forward-looking statements that do not directly or exclusively relate to historical facts, including statements relating to the market segments that Intelsat believes have higher growth potential, Intelsat’s belief that it is well-positioned to further enhance its business and create shareholder value in an environment of industry consolidation, Intelsat’s business expectations for the proposed Loral transaction and other strategic agreements and the expected launch of Orbit Data Systems Limited’s commercial broadband service later this month. The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements as long as they are identified as forward looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements. When used in this news release, the words “plan,” “expect,” “intend,” “outlook,” “believe” and other similar expressions are intended to identify forward-looking statements. The forward-looking statements made in this news release reflect Intelsat’s intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. In connection with the proposed transaction with Loral Space & Communications Corporation, known risks include, but are not limited to, the failure to complete the transaction; the inability to retain and continue to serve successfully customers gained in connection with the transaction; the inability to execute integration strategies successfully or to achieve planned synergies or business goals; and the incurrence of unexpected costs of integration. Known risks also include, but are not limited to, insufficient market demand for the services offered by Intelsat; the quality and price of services offered by Intelsat’s competitors; the risk of delay in implementing Intelsat’s business strategy; Intelsat’s access to sufficient capital to meet its operating and financing needs; changes in laws and regulations; political, economic and legal conditions in the markets Intelsat is targeting for communications services or in which Intelsat operates; general economic conditions; and a change in the health of Intelsat’s satellites or a catastrophic loss occurring during the in-orbit operations of any of Intelsat’s satellites. More detailed information about known risks is included in Intelsat’s annual report on Form 20-F for the year ended December 31, 2002 on file with the U.S. Securities and Exchange Commission. Because actual results could differ materially from Intelsat’s intentions, plans, expectations, assumptions and beliefs about the future, you are urged to view all forward-looking statements made in this news release with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

INTELSAT, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended
	December 31,
	2002	2003
	(in thousands, except
	share and per share amounts)
Revenue	$240,091	$232,168

Operating expenses:
Direct costs of revenue (exclusive of depreciation and amortization shown separately below)	33,401	33,567
Selling, general and administrative	30,800	39,677
Depreciation and amortization	94,957	102,920
Intelsat 10-01 contract termination costs	34,358	—
Restructuring costs	5,522	—

Total operating expenses	199,038	176,164

Income from operations	41,053	56,004
Interest expense, net	(20,302)	(31,421)
Other income (expense)	7,458	4,862

Income before income taxes	28,209	29,445
(Benefit from) provision for income taxes	(3,243)	3,385

Net income	$31,452	$26,060

Basic and diluted net income per ordinary share	$0.20	$0.16

Basic and diluted weighted average ordinary shares outstanding	160,382,120	160,382,120

INTELSAT, LTD. AND SUBSIDIARIES

RECONCILIATION OF NET INCOME TO EBITDA, AS ADJUSTED
(Unaudited)

	Three Months Ended
	December 31,
	2002	2003
	(in thousands, except percentages)
Net income	$31,452	$26,060
Add:
Interest expense, net	20,302	31,421
(Benefit from) provision for income taxes	(3,243)	3,385
Depreciation and amortization	94,957	102,920
Subtract: Other income (expense)	7,458	4,862

EBITDA, as adjusted	$136,010	$158,924

EBITDA, as adjusted, as a percentage of revenue	57%	68%

Income from operations as a percentage of revenue	17%	24%

Note: EBITDA, as adjusted, consists of earnings before interest, other income (expense), taxes and depreciation and amortization. We adjust EBITDA, or earnings before interest, taxes and depreciation and amortization, to exclude other income (expense) in order to segregate our operating results from non-operating income (expense), such as the non-operating income (expense) recorded in 2002 and 2003 related to an obligation payable by us to Teleglobe Inc. EBITDA is a measure commonly used in the fixed satellite services sector, and we present EBITDA, as adjusted, to enhance your understanding of our operating performance. We use EBITDA, as adjusted, as one criterion for evaluating our performance relative to that of our peers. We believe that EBITDA, as adjusted, is an operating performance measure, and not a liquidity measure, that provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. However, EBITDA, as adjusted, is not a measurement of financial performance under generally accepted accounting principles in the United States ("GAAP") and may not be comparable to similarly titled measures of other companies. You should not consider EBITDA, as adjusted, as an alternative to operating or net income, determined in accordance with GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with GAAP, as an indicator of cash flows, or as a measure of liquidity.

INTELSAT, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended
	December 31,
	2002	2003
	(in thousands, except
	share and per share amounts)
Revenue	$991,956	$952,781

Operating expenses:
Direct costs of revenue (exclusive of depreciation and amortization shown separately below)	117,405	136,223
Selling, general and administrative	121,077	132,750
Depreciation and amortization	361,322	403,234
Intelsat 10-01 contract termination costs	34,358	(3,000)
Restructuring costs	5,522	(837)

Total operating expenses	639,684	668,370
Income from operations	352,272	284,411
Interest expense, net	(55,053)	(97,789)
Other income, net	9,942	20,626

Income before income taxes	307,161	207,248
Provision for income taxes	33,021	26,129

Net income	$274,140	$181,119

Basic and diluted net income per ordinary share	$1.66	$1.13

Basic and diluted weighted average ordinary shares outstanding	164,893,283	160,382,120

INTELSAT, LTD. AND SUBSIDIARIES

RECONCILIATION OF NET INCOME TO EBITDA, AS ADJUSTED

	Year Ended
	December 31,
	2002	2003
	(in thousands, except percentages)
Net income	$274,140	$181,119
Add:
Interest expense, net	55,053	97,789
Provision for income taxes	33,021	26,129
Depreciation and amortization	361,322	403,234
Subtract: Other income, net	9,942	20,626

EBITDA, as adjusted	$713,594	$687,645

EBITDA, as adjusted, as a percentage of revenue	72%	72%

Income from operations as a percentage of revenue	36%	30%

Note: EBITDA, as adjusted, consists of earnings before interest, other income (expense), taxes and depreciation and amortization. We adjust EBITDA, or earnings before interest, taxes and depreciation and amortization, to exclude other income (expense) in order to segregate our operating results from non-operating income (expense), such as the non-operating income (expense) recorded in 2002 and 2003 related to an obligation payable by us to Teleglobe Inc. EBITDA is a measure commonly used in the fixed satellite services sector, and we present EBITDA, as adjusted, to enhance your understanding of our operating performance. We use EBITDA, as adjusted, as one criterion for evaluating our performance relative to that of our peers. We believe that EBITDA, as adjusted, is an operating performance measure, and not a liquidity measure, that provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. However, EBITDA, as adjusted, is not a measurement of financial performance under generally accepted accounting principles in the United States ("GAAP") and may not be comparable to similarly titled measures of other companies. You should not consider EBITDA, as adjusted, as an alternative to operating or net income, determined in accordance with GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with GAAP, as an indicator of cash flows, or as a measure of liquidity.

INTELSAT, LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2002	2003
	(in thousands, except
	share and per share amounts)
ASSETS
Current assets:
Cash and cash equivalents	$9,466	$601,296
Restricted cash	—	700,000
Receivables, net of allowance of $24,823 and $32,110, respectively	265,781	203,647
Deferred income taxes	5,679	14,524

Total current assets	280,926	1,519,467
Satellites and other property and equipment, net	3,478,055	3,293,008
Goodwill and other intangible assets, net	84,261	83,407
Deferred income taxes	29,260	1,943
Investment in affiliate	—-	56,916
Other assets	92,930	117,976

Total assets	$3,965,432	$5,072,717

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Commercial paper	$43,978	$—-
Notes payable	—	1,098,591
Accounts payable and accrued liabilities	219,344	207,941
Deferred satellite performance incentives	19,459	7,118
Deferred revenue	18,252	28,635
Capital lease obligation	6,618	5,290

Total current liabilities	307,651	1,347,575
Long-term debt, net of current portion	1,257,870	1,265,349
Deferred satellite performance incentives, net of current portion	125,161	45,296
Deferred revenue, net of current portion	8,052	6,801
Due to Teleglobe Inc.	19,780	—
Accrued retirement benefits	96,684	48,181

Total liabilities	1,815,198	2,713,202

Minority interest in consolidated affiliate	—	15,115
Commitments and contingencies
Shareholders’ equity:
Preference shares, $3.00 par value, 2,500,000 shares authorized, no shares issued or outstanding	—	—
Ordinary shares, $3.00 par value, 216,666,666 2/3 shares authorized, 166,666,755 shares issued	500,000	500,000
Paid-in capital	1,301,886	1,301,886
Retained earnings	468,080	649,199
Accumulated other comprehensive (loss) income	(12,914)	133
Ordinary shares purchased by subsidiary, 6,284,635 shares	(106,818)	(106,818)

Total shareholders’ equity	2,150,234	2,344,400

Total liabilities and shareholders’ equity	$3,965,432	$5,072,717

INTELSAT, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended
	December 31,
	2002	2003
	(in thousands)
Cash flows from operating activities:
Net income	$274,140	$181,119
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	361,322	403,234
Intelsat 10-01 contract termination costs	34,358	(3,000)
Provision for doubtful accounts	9,472	13,897
Foreign currency transaction loss	4,113	883
Deferred income taxes	4,257	18,041
Amortization of bond discount and issuance costs	658	1,372
Decrease in amount due to Teleglobe Inc.	(6,080)	(19,780)
Minority interest in consolidated affiliate	—	(2,038)
Equity in losses of affiliate	—	1,084
Net gain from curtailment of benefit plans	—	(2,315)
Changes in operating assets and liabilities, net of effects of acquisitions and investment in consolidated affiliate	(24,255)	12,108

Net cash provided by operating activities	657,985	604,605

Cash flows from investing activities:
Payments for satellites and other property and equipment	(616,806)	(222,505)
Increase in restricted cash	—	(700,000)
Investment in and advances to affiliate	—	(58,000)
Cash acquired from investment in consolidated affiliate	—	17,932
Payments for asset acquisitions	(61,416)	—
Other	—	(5,744)

Net cash used in investing activities	(678,222)	(968,317)

Cash flows from financing activities:
Repayment of long-term debt	(200,000)	—
Repayments of commercial paper borrowings, net	(266,144)	(43,978)
Proceeds from bond issuance	595,788	1,097,758
Bond issuance costs	(7,621)	(23,308)
Payment to shareholders	(5,170)	—
Purchase of ordinary shares by subsidiary	(65,000)	—
Principal payments on deferred satellite performance incentives	(15,271)	(65,814)
Principal payments on capital lease obligation	(5,078)	(8,233)

Net cash provided by financing activities	31,504	956,425

Effect of exchange rate changes on cash	(4,500)	(883)
Net increase in cash and cash equivalents	6,767	591,830
Cash and cash equivalents, beginning of year	2,699	9,466

Cash and cash equivalents, end of year	$9,466	$601,296

INTELSAT, LTD. AND SUBSIDIARIES

RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES
TO FREE CASH FLOW FROM OPERATIONS

	Year Ended
	December 31,
	2002	2003
	(in thousands)
Net cash provided by operating activities	$657,985	$604,605
Payments for satellites and other property and equipment	(616,806)	(222,505)

Free cash flow from operations	$41,179	$382,100

Note:

Free cash flow from operations consists of net cash provided by operating activities, less payments for satellites and other property and equipment and associated capitalized interest. Free cash flow from operations is not a measurement of cash flow under generally accepted accounting principles in the United States. Intelsat believes free cash flow from operations is a useful measure of financial performance that shows a company’s ability to fund its operations. Free cash flow from operations is used by Intelsat in comparing its performance to that of its peers and is commonly used by analysts, investors and other readers of financial information in assessing performance. Free cash flow from operations does not give effect to cash used for debt service requirements, and thus does not reflect funds available for investment or other discretionary uses. Free cash flow from operations as presented herein may not be comparable to similarly titled measures of other companies.